UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2024

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Board Approval of Share Repurchase Plan

On September 10, 2024, Kornit Digital Ltd. (“Kornit” or the “Company”) announced that its board of directors (the “Board”) has approved a plan for the repurchase of up to $100 million (in addition to amounts previously approved for repurchase) of the Company’s ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”).

Kornit may effect the prospective repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Kornit may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization.

In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000 (the “Leniency Regulations”), the repurchase plan will go into effect 30 days after notice of the Board’s adoption of the plan is provided to the Company’s material creditors and secured creditors, assuming that no such creditors objects to the Company regarding the repurchase plan within 30 days of being provided that notice. If any such objections are received by the Company during that 30-day period, Israeli court approval of the repurchase plan would be required.

A copy of the press release by which the Company announced the repurchase plan, which is entitled “Kornit Digital Announces Board Authorization of $100 Million Share Repurchase Program”, is furnished as Exhibit 99.1 hereto.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (but excluding the contents of Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975)

Exhibits

Exhibit No.	Description
99.1	Press Release dated September 10, 2024, entitled “Kornit Digital Announces Board Authorization of $100 Million Share Repurchase Program”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: September 10, 2024	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

2